EXHIBIT 99.1

Equinor proposes the appointment of EY as auditor from 2019

Equinor ASA (OSE: EQNR, NYSE: EQNR) intends to propose to the Corporate Assembly for further approval at its Annual General Meeting on 15 May 2019 that EY be appointed as the company's auditor for the financial year 2019. This decision was taken following a competitive audit tender.

KPMG, Equinor's current external auditor, will undertake the audit of Equinor ASA for the financial year 2018.

"I would like to thank KPMG for their high professional standards and the work they have done to provide assurance to the Board and shareholders during their time as Equinor's auditors. Subject to shareholder approval at the 2019 Annual General Meeting, we look forward to working with EY," says Jeroen van der Veer, chairman of the Equinor Board Audit Committee.

Under Norwegian law, it is the Corporate Assembly that has the mandate to propose the independent auditor for the General Meeting's decision. Equinor's Annual General Meeting will be held on 15 May 2019.

Contact:
Bård Glad Pedersen, Vice President for Media Relations,
Tel: +47 918 01 791

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.